SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received, on this date, from B3 – Brasil, Bolsa, Balcão, the Official Letter 614/2020-SLS, below transcript, requesting clarification regarding atypical movements of the Company’s shares:

Free translation of the Official Letter 614/2020-SLS

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Ms. Elvira Baracuhy Cavalcanti Presta

CFO and IRO

Ref.: Atypical Movements of the Company’s Shares

Dear Sirs,

In view of the latest fluctuations registered with the shares issued by this company, the number of trades and the quantity traded, as below, we request that be informed, until 08/24/2020, if there is any fact of your knowledge that can justify them

Common Shares
Prices (BRL shares)
Date	Opening	Minimum	Maximum	Medium	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
08/10/2020	37.66	36.84	37.76	37.19	37.25	-1.08	12,785	2,696,900	100,302,304.00
08/11/2020	37.73	36.42	37.94	36.90	36.65	-1.61	13,448	3,359,000	123,945,165.00
08/12/2020	36.20	34.72	36.20	35.25	35.87	-2.12	37,323	9,884,500	348,429,028.00
08/13/2020	36.46	32.57	36.88	34.07	33.38	-6.94	52,166	17,635,200	600,916,584.00
08/14/2020	33.66	32.62	34.40	33.53	34.08	2.09	40,816	11,068,000	371,079,837.00
08/17/2020	34.18	31.15	34.27	32.45	31.81	-6.66	37,297	13,846,100	449,252,086.00
08/18/2020	32.87	31.55	32.87	32.18	32.58	2.42	31,777	7,161,500	230,466,694.00
08/19/2020	32.70	31.33	32.70	31.71	31.67	-2.79	24,751	6,263,800	198,612,112.00
08/20/2020	30.80	30.60	31.93	31.26	31.82	0.47	25,281	6,876,300	214,953,591.00
08/21/2020*	31.85	31.65	35.13	34.11	34.98	9.93	22,017	8,167,100	278,610,384.00

*Update until 00:19 pm

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Preferred B Shares
Prices (BRL shares)
Date	Opening	Minimum	Maximum	Medium	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
08/10/2020	39.28	38.21	39.28	38.69	38.98	-0.76	7,856	1,772,000	68,564,545.00
08/11/2020	39.28	38.03	39.45	38.49	38.44	-1.38	9,014	1,910,900	73,545,104.00
08/12/2020	37.98	36.50	37.98	36.96	37.15	-3.35	19,251	4,720,400	174,446,620.00
08/13/2020	37.57	34.51	38.14	35.76	35.15	-5.38	25,984	6,515,200	232,957,592.,00
08/14/2020	35.37	34.59	36.10	35.25	35.64	1.39	15,142	3,774,400	133,064,890.00
08/17/2020	35.64	32.41	35.84	33.81	33.80	-5.16	23,716	7,113,900	240,515,835.00
08/18/2020	34.57	33.35	34.60	33.95	34.37	1.68	13,821	3,229,900	109,646,939.00
08/19/2020	34.40	32.93	34.60	33.21	33.16	-3.52	17,689	4,952,400	164,474,132.00
08/20/2020	32.25	31.75	32.90	32.25	32.90	-0.78	21,662	5,014,900	161,747,673.00
08/21/2020*	32.90	32.51	36.18	35.08	35.87	9.02	11,916	3,773,000	132,388,701.00

 *Update until 00:19 pm

In view of the aforementioned Official Letter, we clarify that Eletrobras' shares have been fluctuating as a result of news that are disclosed in the media, not necessarily directly related to the Company, but that change the market's perspective regarding the acceptability by the National Congress of the draft bill number 5,877, which brings the model proposed by the Federal Government to the privatization process of the Eletrobras System.

In this regard, on August 11, 2020, the exit of the Secretary of Privatizations, Salim Mattar, from the Ministry of Economy was announced, in addition to rumors about the possible exit of other members of that Ministry, which could, in the view of the market, complicate the privatization process and, consequently, there was a decrease in the value of the shares. On August 18, 2020, the President of the Lower House, Rodrigo Maia, declared that there was no consensus to privatize Eletrobras in 2020. Today, the press announced the maintenance, by the Lower House, of the presidential veto to the readjustment government employees by 2021, which probably, according to the specialized press, reinforced the market's confidence that the Federal Government would have support from the National Congress to approve the privatization project, in addition to other statements by political agents.

As can be seen, the events above are out of Eletrobras control and are not directly related to Company’s matters, but rather to a macroeconomic and political assessment made by investors that ends up reflecting on their investment decisions.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

In this sense, the Company reiterates that it has no knowledge of a new relevant fact, not disclosed to the market, about the privatization process and reiterates that it will keep the market informed about the matter.

Rio de Janeiro, August 21, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.